EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

SAFLINK Corporation:

We consent to the use of our report dated February 6, 2004, except as to Note 13, which is as of March 22, 2004, with respect to the consolidated balance sheets of SAFLINK Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003, and our report dated March 8, 2004, with respect to the balance sheet of Biometric Solutions Group, Inc. as of September 30, 2003 and the related statements of operations, shareholders’ equity (deficit) and cash flows for the year then ended, incorporated herein by reference.

/s/    KPMG LLP

Seattle, Washington

August 13, 2004